Exhibit 99.1

Nobel Sustainability Trust Chairman Peter Nobel and MFH CSO Wilfred Daye Join Mercurity Fintech Board

Appointment of prestigious Nobel family leader is a major stepping stone in the convergence of traditional finance and next-gen innovation

New York, NY, Aug. 25, 2025 (GLOBE NEWSWIRE) — Mercurity Fintech Holding Inc. (the “Company,” “we,” “us,” “our company,” or “MFH”) (Nasdaq: MFH), a blockchain-powered fintech group and Russell 2000 Index member, today announced the appointment of Peter Nobel as Independent Director and Wilfred Daye, Chief Strategy Officer (CSO) of MFH, as Director to its Board of Directors.

Nobel, Chairman of the Nobel Sustainability Trust Foundation and a core figure of the Nobel family legacy, brings decades of leadership in global sustainability, industrial innovation, and ethical governance. He previously held senior executive roles at leading firms such as Alfa Laval and SWEP International, where he spearheaded transformative growth in clean energy, HVAC systems, and advanced materials.

Peter’s insights will support MFH’s long-term vision of aligning financial innovation with sustainability, transparency, and global institutional standards, as MFH rapidly builds a next-generation financial infrastructure at the intersection of Web3, AI, and digital capital markets. Initiatives include Bitcoin and Solana treasury strategies, AI-driven regulatory technology, and on-chain settlement for tokenized assets.

“Peter Nobel represents something truly unique in our industry – a bridge between the institutional credibility that traditional finance demands and the innovative spirit that digital assets require,” said Shi Qiu, CEO of Mercurity Fintech. “Together with our CSO, Wilfred Daye, now joining the Board, we are strengthening MFH’s governance and strategic capabilities as we build a transparent, responsible financial ecosystem.”

Since founding the Nobel Sustainability Trust in 2007-the only Nobel family-led institution dedicated to global sustainability-Peter Nobel has worked to extend Alfred Nobel’s vision of ‘benefit to humanity’ into modern challenges like climate governance and responsible capital. As the Nobel family’s most visible representative in global business, his move into digital finance marks a natural evolution of the family’s ethical legacy into the defining technologies of our time.

“The evolution of finance through blockchain and digital assets represents one of the most profound shifts in how value moves through our global economy,” said Peter Nobel. “What attracted me to MFH is their understanding that principles of transparency, sustainability, and ethical governance must guide this transformation. The same spirit that drove Alfred Nobel to establish prizes recognizing human achievement now calls us to ensure that financial innovation serves not just efficiency, but humanity’s broader interests. I’m excited to help MFH in this mission.”

“With Nobel and Daye on board, MFH gains both a trusted institutional voice and a seasoned fintech strategist.”

About Mercurity Fintech Holding Inc.

Mercurity Fintech Holding Inc. (NASDAQ: MFH) is a fintech group powered by blockchain infrastructure, offering technology and financial services. Through its subsidiaries including Chaince Securities, LLC, MFH aims to bridge traditional finance and digital innovation, offering services spanning digital assets, financial advisory, and capital markets solutions.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Contacts:

International Elite Capital Inc.

Annabelle Zhang

Tel: +1(646) 866-7928

Email: mfhfintech@iecapitalusa.com